Exhibit 99.2

BCE (1)
Consolidated Operational Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	$ change	% change		TOTAL 2015	TOTAL 2014	$ change	% change
Operating revenues	5,603	5,528	75	1.4%		21,514	21,042	472	2.2%
Operating costs (A)	(3,462)	(3,438)	(24)	(0.7%)		(12,682)	(12,463)	(219)	(1.8%)
Post-employment benefit plans service cost	(68)	(68)	-	-		(281)	(276)	(5)	(1.8%)
Adjusted EBITDA (3)	2,073	2,022	51	2.5%		8,551	8,303	248	3.0%
Adjusted EBITDA margin (3)	37.0%	36.6%		0.4	pts	39.7%	39.5%		0.2	pts
Severance, acquisition and other costs	(152)	(58)	(94)	n.m.		(446)	(216)	(230)	n.m.
Depreciation	(731)	(734)	3	0.4%		(2,890)	(2,880)	(10)	(0.3%)
Amortization	(136)	(118)	(18)	(15.3%)		(530)	(572)	42	7.3%
Finance costs
Interest expense	(226)	(238)	12	5.0%		(909)	(929)	20	2.2%
Interest on post-employment benefit obligations	(28)	(25)	(3)	(12.0%)		(110)	(101)	(9)	(8.9%)
Other (expense) income	(70)	(34)	(36)	n.m.		(12)	42	(54)	n.m.
Income taxes	(188)	(221)	33	14.9%		(924)	(929)	5	0.5%
Net earnings	542	594	(52)	(8.8%)		2,730	2,718	12	0.4%
Net earnings attributable to:
Common shareholders	496	542	(46)	(8.5%)		2,526	2,363	163	6.9%
Preferred shareholders	37	40	(3)	(7.5%)		152	137	15	10.9%
Non-controlling interest	9	12	(3)	(25.0%)		52	218	(166)	(76.1%)
Net earnings	542	594	(52)	(8.8%)		2,730	2,718	12	0.4%
Net earnings per common share - basic	$0.58	$0.64	$(0.06)	(9.4%)		$2.98	$2.98	$-	-
Net earnings per common share - diluted	$0.58	$0.63	$(0.05)	(7.9%)		$2.98	$2.97	$0.01	0.3%
Dividends per common share	$0.6500	$0.6175	$0.0325	5.3%		$2.6000	$2.4700	$0.130	5.3%
Average number of common shares outstanding - basic (millions)	853.5	837.7				847.1	793.7
Average number of common shares outstanding - diluted (millions)	854.9	838.9				848.3	794.6
Number of common shares outstanding (millions)	865.6	840.3				865.6	840.3
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	496	542	(46)	(8.5%)		2,526	2,363	163	6.9%
Severance, acquisition and other costs	112	42	70	n.m.		327	148	179	n.m.
Net losses (gains) on investments	1	8	(7)	(87.5%)		(21)	(8)	(13)	n.m.
Early debt redemption costs	6	18	(12)	(66.7%)		13	21	(8)	(38.1%)
Adjusted net earnings (3)	615	610	5	0.8%		2,845	2,524	321	12.7%
Impact on net earnings per share	$0.14	$0.08	$0.06	75.0%		$0.38	$0.20	$0.18	90.0%
Adjusted EPS (3)	$0.72	$0.72	$-	-		$3.36	$3.18	$0.18	5.7%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Operating revenues	21,514	5,603	5,345	5,326	5,240	21,042	5,528	5,195	5,220	5,099
Operating costs (A)	(12,682)	(3,462)	(3,089)	(3,061)	(3,070)	(12,463)	(3,438)	(3,014)	(3,008)	(3,003)
Post-employment benefit plans service cost	(281)	(68)	(69)	(68)	(76)	(276)	(68)	(66)	(68)	(74)
Adjusted EBITDA	8,551	2,073	2,187	2,197	2,094	8,303	2,022	2,115	2,144	2,022
Adjusted EBITDA margin	39.7%	37.0%	40.9%	41.3%	40.0%	39.5%	36.6%	40.7%	41.1%	39.7%
Severance, acquisition and other costs	(446)	(152)	(46)	(24)	(224)	(216)	(58)	(66)	(54)	(38)
Depreciation	(2,890)	(731)	(727)	(720)	(712)	(2,880)	(734)	(739)	(708)	(699)
Amortization	(530)	(136)	(133)	(134)	(127)	(572)	(118)	(116)	(171)	(167)
Finance costs
Interest expense	(909)	(226)	(227)	(230)	(226)	(929)	(238)	(227)	(229)	(235)
Interest on post-employment benefit obligations	(110)	(28)	(27)	(28)	(27)	(101)	(25)	(25)	(26)	(25)
Other (expense) income	(12)	(70)	35	43	(20)	42	(34)	2	(13)	87
Income taxes	(924)	(188)	(271)	(290)	(175)	(929)	(221)	(241)	(236)	(231)
Net earnings	2,730	542	791	814	583	2,718	594	703	707	714
Net earnings attributable to:
Common shareholders	2,526	496	739	759	532	2,363	542	600	606	615
Preferred shareholders	152	37	38	39	38	137	40	31	33	33
Non-controlling interest	52	9	14	16	13	218	12	72	68	66
Net earnings	2,730	542	791	814	583	2,718	594	703	707	714
Net earnings per common share - basic	$2.98	$0.58	$0.87	$0.90	$0.63	$2.98	$0.64	$0.77	$0.78	$0.79
Net earnings per common share - diluted	$2.98	$0.58	$0.87	$0.90	$0.63	$2.97	$0.63	$0.77	$0.78	$0.79
Dividends per common share	$2.6000	$0.6500	$0.6500	$0.6500	$0.6500	$2.4700	$0.6175	$0.6175	$0.6175	$0.6175
Average number of common shares outstanding - basic (millions)	847.1	853.5	848.9	844.9	841.0	793.7	837.7	782.1	777.7	776.5
Average number of common shares outstanding - diluted (millions)	848.3	854.9	850.1	846.2	842.6	794.6	838.9	783.0	778.6	777.2
Number of common shares outstanding (millions)	865.6	865.6	849.4	848.6	841.9	840.3	840.3	828.3	778.1	777.3
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	2,526	496	739	759	532	2,363	542	600	606	615
Severance, acquisition and other costs	327	112	35	16	164	148	42	45	38	23
Net (gains) losses on investments	(21)	1	16	(40)	2	(8)	8	-	(4)	(12)
Early debt redemption costs	13	6	-	-	7	21	18	3	-	-
Adjusted net earnings	2,845	615	790	735	705	2,524	610	648	640	626
Impact on net earnings per share	$0.38	$0.14	$0.06	$(0.03)	$0.21	$0.20	$0.08	$0.06	$0.04	$0.02
Adjusted EPS	$3.36	$0.72	$0.93	$0.87	$0.84	$3.18	$0.72	$0.83	$0.82	$0.81

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 3

BCE
Segmented Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	$ change	% change		TOTAL 2015	TOTAL 2014	$ change	% change

Revenues
Bell Wireless	1,770	1,671	99	5.9%		6,876	6,327	549	8.7%
Bell Wireline	3,161	3,210	(49)	(1.5%)		12,258	12,324	(66)	(0.5%)
Bell Media	816	789	27	3.4%		2,974	2,937	37	1.3%
Inter-segment eliminations	(144)	(142)	(2)	(1.4%)		(594)	(546)	(48)	(8.8%)
Total	5,603	5,528	75	1.4%		21,514	21,042	472	2.2%

Operating costs
Bell Wireless	(1,129)	(1,071)	(58)	(5.4%)		(4,048)	(3,703)	(345)	(9.3%)
Bell Wireline	(1,913)	(1,980)	67	3.4%		(7,258)	(7,379)	121	1.6%
Bell Media	(632)	(597)	(35)	(5.9%)		(2,251)	(2,203)	(48)	(2.2%)
Inter-segment eliminations	144	142	2	1.4%		594	546	48	8.8%
Total	(3,530)	(3,506)	(24)	(0.7%)		(12,963)	(12,739)	(224)	(1.8%)

Adjusted EBITDA
Bell Wireless	641	600	41	6.8%		2,828	2,624	204	7.8%
Margin	36.2%	35.9%		0.3	pts	41.1%	41.5%		(0.4	) pts
Bell Wireline	1,248	1,230	18	1.5%		5,000	4,945	55	1.1%
Margin	39.5%	38.3%		1.2	pts	40.8%	40.1%		0.7	pts
Bell Media	184	192	(8)	(4.2%)		723	734	(11)	(1.5%)
Margin	22.5%	24.3%		(1.8	) pts	24.3%	25.0%		(0.7	) pts
Total	2,073	2,022	51	2.5%		8,551	8,303	248	3.0%
Margin	37.0%	36.6%		0.4	pts	39.7%	39.5%		0.2	pts

Capital expenditures
Bell Wireless	193	218	25	11.5%		716	687	(29)	(4.2%)
Capital Intensity (4)	10.9%	13.0%		2.1	pts	10.4%	10.9%		0.5	pts
Bell Wireline	741	804	63	7.8%		2,809	2,893	84	2.9%
Capital Intensity	23.4%	25.0%		1.6	pts	22.9%	23.5%		0.6	pts
Bell Media	24	54	30	55.6%		101	137	36	26.3%
Capital Intensity	2.9%	6.8%		3.9	pts	3.4%	4.7%		1.3	pts
Total	958	1,076	118	11.0%		3,626	3,717	91	2.4%
Capital Intensity	17.1%	19.5%		2.4	pts	16.9%	17.7%		0.8	pts

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15	Total 2014	Q4 14	Q3 14	Q2 14	Q1 14

Revenues
Bell Wireless	6,876	1,770	1,772	1,697	1,637	6,327	1,671	1,621	1,543	1,492
Bell Wireline	12,258	3,161	3,028	3,042	3,027	12,324	3,210	3,046	3,049	3,019
Bell Media	2,974	816	692	740	726	2,937	789	665	761	722
Inter-segment eliminations	(594)	(144)	(147)	(153)	(150)	(546)	(142)	(137)	(133)	(134)
Total	21,514	5,603	5,345	5,326	5,240	21,042	5,528	5,195	5,220	5,099

Operating costs
Bell Wireless	(4,048)	(1,129)	(1,014)	(980)	(925)	(3,703)	(1,071)	(921)	(862)	(849)
Bell Wireline	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)	(7,379)	(1,980)	(1,813)	(1,796)	(1,790)
Bell Media	(2,251)	(632)	(509)	(525)	(585)	(2,203)	(597)	(483)	(551)	(572)
Inter-segment eliminations	594	144	147	153	150	546	142	137	133	134
Total	(12,963)	(3,530)	(3,158)	(3,129)	(3,146)	(12,739)	(3,506)	(3,080)	(3,076)	(3,077)

Adjusted EBITDA
Bell Wireless	2,828	641	758	717	712	2,624	600	700	681	643
Margin	41.1%	36.2%	42.8%	42.3%	43.5%	41.5%	35.9%	43.2%	44.1%	43.1%
Bell Wireline	5,000	1,248	1,246	1,265	1,241	4,945	1,230	1,233	1,253	1,229
Margin	40.8%	39.5%	41.1%	41.6%	41.0%	40.1%	38.3%	40.5%	41.1%	40.7%
Bell Media	723	184	183	215	141	734	192	182	210	150
Margin	24.3%	22.5%	26.4%	29.1%	19.4%	25.0%	24.3%	27.4%	27.6%	20.8%
Total	8,551	2,073	2,187	2,197	2,094	8,303	2,022	2,115	2,144	2,022
Margin	39.7%	37.0%	40.9%	41.3%	40.0%	39.5%	36.6%	40.7%	41.1%	39.7%

Capital expenditures
Bell Wireless	716	193	184	188	151	687	218	182	168	119
Capital Intensity	10.4%	10.9%	10.4%	11.1%	9.2%	10.9%	13.0%	11.2%	10.9%	8.0%
Bell Wireline	2,809	741	716	696	656	2,893	804	756	737	596
Capital Intensity	22.9%	23.4%	23.6%	22.9%	21.7%	23.5%	25.0%	24.8%	24.2%	19.7%
Bell Media	101	24	27	30	20	137	54	37	32	14
Capital Intensity	3.4%	2.9%	3.9%	4.1%	2.8%	4.7%	6.8%	5.6%	4.2%	1.9%
Total	3,626	958	927	914	827	3,717	1,076	975	937	729
Capital Intensity	16.9%	17.1%	17.3%	17.2%	15.8%	17.7%	19.5%	18.8%	18.0%	14.3%

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	% change		TOTAL 2015	TOTAL 2014	% change
Bell Wireless
Revenues
Service	1,588	1,494	6.3%		6,246	5,806	7.6%
Product	171	167	2.4%		590	483	22.2%
Total external Bell Wireless revenues	1,759	1,661	5.9%		6,836	6,289	8.7%
Inter-segment	11	10	10.0%		40	38	5.3%
Total Bell Wireless operating revenues	1,770	1,671	5.9%		6,876	6,327	8.7%
Operating costs	(1,129)	(1,071)	(5.4%)		(4,048)	(3,703)	(9.3%)
Adjusted EBITDA	641	600	6.8%		2,828	2,624	7.8%
Adjusted EBITDA margin (Total revenues)	36.2%	35.9%	0.3	pts	41.1%	41.5%	(0.4	) pts
Adjusted EBITDA margin (Service revenues)	40.4%	40.2%	0.2	pts	45.3%	45.2%	0.1	pts
Capital expenditures	193	218	11.5%		716	687	(4.2%)
Capital intensity	10.9%	13.0%	2.1	pts	10.4%	10.9%	0.5	pts
Wireless gross activations	449,650	462,285	(2.7%)		1,600,147	1,643,451	(2.6%)
Postpaid	387,696	382,455	1.4%		1,338,141	1,291,207	3.6%
Wireless net activations	62,464	83,498	(25.2%)		127,203	193,596	(34.3%)
Postpaid	91,308	118,120	(22.7%)		265,369	311,954	(14.9%)
Wireless subscribers end of period (EOP)	8,245,831	8,118,628	1.6%		8,245,831	8,118,628	1.6%
Postpaid	7,375,416	7,110,047	3.7%		7,375,416	7,110,047	3.7%
Average revenue per user (4) (ARPU)($/month)	63.67	60.97	4.4%		63.09	59.92	5.3%
Churn (%) (4) (average per month)	1.57%	1.57%	-	pts	1.51%	1.52%	0.01	pts
Prepaid	3.19%	3.43%	0.24	pts	3.32%	3.44%	0.12	pts
Postpaid	1.38%	1.29%	(0.09	) pts	1.28%	1.22%	(0.06	) pts
Cost of acquisition (COA) (4) ($/subscriber)	525	495	(6.1%)		467	441	(5.9%)

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Bell Wireless
Revenues
Service	6,246	1,588	1,619	1,539	1,500	5,806	1,494	1,495	1,429	1,388
Product	590	171	143	149	127	483	167	117	105	94
Total external Bell Wireless revenues	6,836	1,759	1,762	1,688	1,627	6,289	1,661	1,612	1,534	1,482
Inter-segment	40	11	10	9	10	38	10	9	9	10
Total Bell Wireless operating revenues	6,876	1,770	1,772	1,697	1,637	6,327	1,671	1,621	1,543	1,492
Operating costs	(4,048)	(1,129)	(1,014)	(980)	(925)	(3,703)	(1,071)	(921)	(862)	(849)
Adjusted EBITDA	2,828	641	758	717	712	2,624	600	700	681	643
Adjusted EBITDA margin (Total revenues)	41.1%	36.2%	42.8%	42.3%	43.5%	41.5%	35.9%	43.2%	44.1%	43.1%
Adjusted EBITDA margin (Service revenues)	45.3%	40.4%	46.8%	46.6%	47.5%	45.2%	40.2%	46.8%	47.7%	46.3%

Capital expenditures	716	193	184	188	151	687	218	182	168	119
Capital intensity	10.4%	10.9%	10.4%	11.1%	9.2%	10.9%	13.0%	11.2%	10.9%	8.0%
Wireless gross activations	1,600,147	449,650	424,164	384,973	341,360	1,643,451	462,285	431,460	391,382	358,324
Postpaid	1,338,141	387,696	353,652	317,809	278,984	1,291,207	382,455	331,851	297,374	279,527
Wireless net activations	127,203	62,464	58,543	22,110	(15,914)	193,596	83,498	83,636	42,898	(16,436)
Postpaid	265,369	91,308	77,655	61,033	35,373	311,954	118,120	91,779	67,951	34,104
Wireless subscribers EOP	8,245,831	8,245,831	8,183,367	8,124,824	8,102,714	8,118,628	8,118,628	8,035,130	7,951,494	7,908,596
Postpaid	7,375,416	7,375,416	7,284,108	7,206,453	7,145,420	7,110,047	7,110,047	6,991,927	6,900,148	6,832,197
ARPU ($/month)	63.09	63.67	65.34	62.48	60.83	59.92	60.97	61.59	59.35	57.75
Churn (%)(average per month)	1.51%	1.57%	1.49%	1.49%	1.47%	1.52%	1.57%	1.45%	1.47%	1.58%
Prepaid	3.32%	3.19%	2.98%	3.48%	3.60%	3.44%	3.43%	3.14%	3.49%	3.68%
Postpaid	1.28%	1.38%	1.31%	1.23%	1.18%	1.22%	1.29%	1.20%	1.15%	1.24%
COA ($/subscriber)	467	525	446	434	452	441	495	420	403	439

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	% change		TOTAL 2015	TOTAL 2014	% change
Bell Wireline
Data	1,862	1,833	1.6%		7,163	6,978	2.7%
Local & access	802	838	(4.3%)		3,271	3,420	(4.4%)
Long distance	204	234	(12.8%)		831	922	(9.9%)
Equipment & other	250	248	0.8%		778	791	(1.6%)
Total external revenues	3,118	3,153	(1.1%)		12,043	12,111	(0.6%)
Inter-segment revenues	43	57	(24.6%)		215	213	0.9%
Total Bell Wireline operating revenues	3,161	3,210	(1.5%)		12,258	12,324	(0.5%)
Operating costs	(1,913)	(1,980)	3.4%		(7,258)	(7,379)	1.6%
Adjusted EBITDA	1,248	1,230	1.5%		5,000	4,945	1.1%
Adjusted EBITDA Margin	39.5%	38.3%	1.2	pts	40.8%	40.1%	0.7	pts

Capital expenditures	741	804	7.8%		2,809	2,893	2.9%
Capital intensity	23.4%	25.0%	1.6	pts	22.9%	23.5%	0.6	pts
High-speed Internet
High-speed Internet net activations	38,908	52,010	(25.2%)		155,052	160,390	(3.3%)
High-speed Internet subscribers EOP (A) (B)	3,413,147	3,297,026	3.5%		3,413,147	3,297,026	3.5%
TV
Net subscriber activations	37,786	42,190	(10.4%)		107,380	153,360	(30.0%)
Internet Protocol Television (IPTV)	74,092	76,074	(2.6%)		253,329	276,034	(8.2%)
Total subscribers EOP (A) (B)	2,738,496	2,642,608	3.6%		2,738,496	2,642,608	3.6%
IPTV (A) (B)	1,182,791	933,547	26.7%		1,182,791	933,547	26.7%
Local
Network Access Services (NAS)
Residential (A) (B)	3,533,732	3,815,608	(7.4%)		3,533,732	3,815,608	(7.4%)
Business	3,154,934	3,315,244	(4.8%)		3,154,934	3,315,244	(4.8%)
Total (A) (B)	6,688,666	7,130,852	(6.2%)		6,688,666	7,130,852	(6.2%)
NAS net losses
Residential	(58,081)	(57,232)	(1.5%)		(278,124)	(305,729)	9.0%
Business	(48,829)	(35,773)	(36.5%)		(160,310)	(158,988)	(0.8%)
Total	(106,910)	(93,005)	(15.0%)		(438,434)	(464,717)	5.7%

(A)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(B)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Bell Wireline
Data	7,163	1,862	1,770	1,774	1,757	6,978	1,833	1,722	1,725	1,698
Local & access	3,271	802	818	827	824	3,420	838	855	860	867
Long distance	831	204	207	207	213	922	234	229	233	226
Equipment & other	778	250	181	174	173	791	248	186	179	178
Total external revenues	12,043	3,118	2,976	2,982	2,967	12,111	3,153	2,992	2,997	2,969
Inter-segment revenues	215	43	52	60	60	213	57	54	52	50
Total Bell Wireline operating revenues	12,258	3,161	3,028	3,042	3,027	12,324	3,210	3,046	3,049	3,019
Operating costs	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)	(7,379)	(1,980)	(1,813)	(1,796)	(1,790)
Adjusted EBITDA	5,000	1,248	1,246	1,265	1,241	4,945	1,230	1,233	1,253	1,229
Adjusted EBITDA Margin	40.8%	39.5%	41.1%	41.6%	41.0%	40.1%	38.3%	40.5%	41.1%	40.7%

Capital expenditures	2,809	741	716	696	656	2,893	804	756	737	596
Capital intensity	22.9%	23.4%	23.6%	22.9%	21.7%	23.5%	25.0%	24.8%	24.2%	19.7%
High-speed Internet
High-speed Internet net activations	155,052	38,908	57,888	18,606	39,650	160,390	52,010	64,254	17,544	26,582
High-speed Internet subscribers EOP (A) (B)	3,413,147	3,413,147	3,374,239	3,316,351	3,297,745	3,297,026	3,297,026	3,245,016	3,180,762	3,163,218
TV
Net subscriber activations	107,380	37,786	25,914	16,690	26,990	153,360	42,190	37,578	33,369	40,223
IPTV	253,329	74,092	67,908	50,466	60,863	276,034	76,074	74,450	59,132	66,378
Total subscribers EOP (A) (B)	2,738,496	2,738,496	2,700,710	2,674,796	2,658,106	2,642,608	2,642,608	2,600,418	2,562,840	2,529,471
IPTV (A) (B)	1,182,791	1,182,791	1,108,699	1,040,791	990,325	933,547	933,547	857,473	783,023	723,891
Local
NAS
Residential (A) (B)	3,533,732	3,533,732	3,591,813	3,670,167	3,745,986	3,815,608	3,815,608	3,872,840	3,943,622	4,031,682
Business	3,154,934	3,154,934	3,203,763	3,233,485	3,271,175	3,315,244	3,315,244	3,351,017	3,388,287	3,431,147
Total (A) (B)	6,688,666	6,688,666	6,795,576	6,903,652	7,017,161	7,130,852	7,130,852	7,223,857	7,331,909	7,462,829
NAS net losses
Residential	(278,124)	(58,081)	(78,354)	(75,819)	(65,870)	(305,729)	(57,232)	(70,782)	(88,060)	(89,655)
Business	(160,310)	(48,829)	(29,722)	(37,690)	(44,069)	(158,988)	(35,773)	(37,270)	(42,860)	(43,085)
Total	(438,434)	(106,910)	(108,076)	(113,509)	(109,939)	(464,717)	(93,005)	(108,052)	(130,920)	(132,740)

(A)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(B)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 9

BCE
Net debt and other information (2)

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31	September 30	June 30	March 31	December 31
	2015	2015	2015	2015	2014
Debt due within one year	4,895	6,416	5,058	4,712	3,743
Long-term debt	15,390	14,444	15,443	16,612	16,355
Preferred shares - BCE (A)	2,002	2,002	2,002	2,002	2,002
Cash and cash equivalents	(613)	(622)	(169)	(1,125)	(566)
Net Debt (3)	21,674	22,240	22,334	22,201	21,534

Net Debt Leverage Ratio (3)	2.53	2.62	2.65	2.65	2.59
Adjusted EBITDA /Net interest expense, as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements (3)	8.76	8.58	8.53	8.52	8.38

Bell Media Inc. - Proportionate Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Total 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014

Proportionate Net Debt	-	-	-	-	-	-	-	-	14	30
Proportionate Adjusted EBITDA	643	170	161	191	121	657	181	158	189	129

Cash Flow Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	$ change	% change	TOTAL 2015	TOTAL 2014	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition and other costs paid	1,669	1,559	110	7.1%	6,566	5,680	886	15.6%
Capital expenditures	(958)	(1,035)	77	7.4%	(3,626)	(3,245)	(381)	(11.7%)
Dividends paid on preferred shares	(37)	(40)	3	7.5%	(150)	(134)	(16)	(11.9%)
Dividends paid by subsidiaries to non-controlling interest	(8)	(1)	(7)	n.m.	(41)	(2)	(39)	n.m.
Voluntary defined benefit pension plan contribution	250	350	(100)	(28.6%)	250	350	(100)	(28.6%)
Bell Aliant dividends to BCE	-	-	-	-	-	95	(95)	(100.0%)
FCF	916	833	83	10.0%	2,999	2,744	255	9.3%

Cash Flow Information - Historical Trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Total 2014	Q4 2014	Q 3 2014	Q2 2014	Q1 2014
FCF
Cash from operating activities, excluding acquisition and other costs paid	6,566	1,669	1,911	1,889	1,097	5,680	1,559	1,644	1,589	888
Capital expenditures	(3,626)	(958)	(927)	(914)	(827)	(3,245)	(1,035)	(825)	(791)	(594)
Dividends paid on preferred shares	(150)	(37)	(37)	(37)	(39)	(134)	(40)	(31)	(31)	(32)
Dividends paid by subsidiaries to non-controlling interest	(41)	(8)	(26)	(7)	-	(2)	(1)	(1)	-	-
Voluntary defined benefit pension plan contribution	250	250	-	-	-	350	350	-	-	-
Bell Aliant dividends to BCE	-	-	-	-	-	95	-	47	48	-
FCF	2,999	916	921	931	231	2,744	833	834	815	262

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 10

BCE
Consolidated Statements of Financial Position (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2015	September 30 2015	June 30 2015	March 31 2015	December 31 2014
ASSETS
Current assets
Cash	100	84	131	127	142
Cash equivalents	513	538	38	998	424
Trade and other receivables	3,009	2,766	2,758	2,781	3,069
Inventory	416	450	405	403	333
Prepaid expenses	393	452	528	522	379
Other current assets	377	287	232	249	201
Total current assets	4,808	4,577	4,092	5,080	4,548
Non-current assets
Property, plant and equipment	21,630	21,709	21,513	21,347	21,327
Intangible assets	11,176	10,977	10,886	10,332	10,224
Deferred tax assets	89	93	131	162	162
Investments in associates and joint ventures	1,119	1,125	1,088	790	776
Other non-current assets	794	810	833	989	875
Goodwill	8,377	8,377	8,376	8,376	8,385
Total non-current assets	43,185	43,091	42,827	41,996	41,749
Total assets	47,993	47,668	46,919	47,076	46,297
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,287	4,015	4,053	4,007	4,398
Interest payable	148	148	141	143	145
Dividends payable	576	566	565	561	534
Current tax liabilities	86	158	157	74	269
Debt due within one year	4,895	6,416	5,058	4,712	3,743
Total current liabilities	9,992	11,303	9,974	9,497	9,089
Non-current liabilities
Long-term debt	15,390	14,444	15,443	16,612	16,355
Deferred tax liabilities	1,824	1,717	1,559	1,352	1,321
Post-employment benefit obligation	2,038	2,296	2,101	2,803	2,772
Other non-current liabilities	1,420	1,423	1,462	1,493	1,521
Total non-current liabilities	20,672	19,880	20,565	22,260	21,969
Total liabilities	30,664	31,183	30,539	31,757	31,058

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004	4,004
Common shares	18,100	17,181	17,142	16,790	16,717
Contributed surplus	1,150	1,153	1,137	1,121	1,141
Accumulated other comprehensive income	119	105	87	124	97
Deficit	(6,350)	(6,264)	(6,306)	(7,027)	(7,013)
Total Equity attributable to BCE shareholders	17,023	16,179	16,064	15,012	14,946
Non-controlling interest	306	306	316	307	293
Total equity	17,329	16,485	16,380	15,319	15,239
Total liabilities and equity	47,993	47,668	46,919	47,076	46,297
Number of common shares outstanding (millions)	865.6	849.4	848.6	841.9	840.3

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 11

BCE
Consolidated Cash Flow Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2015	Q4 2014	$ change		TOTAL 2015	TOTAL 2014	$ change
Net earnings	542	594	(52)		2,730	2,718	12
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	152	58	94		446	216	230
Depreciation and amortization	867	852	15		3,420	3,452	(32)
Post-employment benefit plans cost	96	93	3		391	377	14
Net interest expense	223	236	(13)		900	921	(21)
Loss (gains) on investments	1	6	(5)		(72)	(10)	(62)
Income taxes	188	221	(33)		924	929	(5)
Contributions to post-employment benefit plans	(317)	(428)	111		(566)	(683)	117
Payments under other post-employment benefit plans	(19)	(19)	-		(75)	(73)	(2)
Severance and other costs paid	(44)	(44)	-		(190)	(190)	-
Interest paid	(229)	(233)	4		(911)	(907)	(4)
Income taxes paid (net of refunds)	(154)	(180)	26		(672)	(743)	71
Acquisition and other costs paid	(159)	(68)	(91)		(292)	(131)	(161)
Net change in operating assets and liabilities	363	439	(76)		241	365	(124)
Cash flows from operating activities	1,510	1,527	(17)		6,274	6,241	33
Bell Aliant dividends paid to BCE	-	-	-		-	95	(95)
Capital expenditures	(958)	(1,076)	118		(3,626)	(3,717)	91
Cash dividends paid on preferred shares	(37)	(40)	3		(150)	(134)	(16)
Cash dividends paid by subsidiaries to non-controlling interest	(8)	(1)	(7)		(41)	(145)	104
Acquisition and other costs paid	159	68	91		292	131	161
Voluntary defined benefit pension plan contribution	250	350	(100)		250	350	(100)
Bell Aliant Free Cash Flow	-	5	(5)		-	(77)	77
Free Cash Flow	916	833	83		2,999	2,744	255
Bell Aliant free cash flow, excluding dividends paid	-	(5)	5		-	(18)	18
Business acquisitions	(25)	(8)	(17)		(311)	(18)	(293)
Acquisition and other costs paid	(159)	(68)	(91)		(292)	(131)	(161)
Voluntary defined benefit pension plan contribution	(250)	(350)	100		(250)	(350)	100
Business dispositions	-	(4)	4		409	720	(311)
Acquisition of spectrum licences	(1)	-	(1)		(535)	(566)	31
Other investing activities	(36)	13	(49)		(51)	11	(62)
(Decrease) increase in notes payable and bank advances	(596)	(132)	(464)		76	469	(393)
Increase in securitized trade receivables	-	-	-		10	-	10
Issue of long-term debt	996	2	994		1,498	1,428	70
Repayment of long-term debt	(1,107)	(445)	(662)		(2,084)	(1,113)	(971)
Privatization of Bell Aliant	-	(185)	185		-	(989)	989
Issue of common shares	888	6	882		952	49	903
Common shares issuance cost	(35)	-	(35)		(35)	-	(35)
Repurchase of shares for settlement of share-based payments	(41)	(10)	(31)		(138)	(83)	(55)
Cash dividends paid on common shares	(552)	(481)	(71)		(2,169)	(1,893)	(276)
Other financing activities	(7)	(6)	(1)		(32)	(29)	(3)
	(925)	(1,673)	748		(2,952)	(2,513)	(439)
Net (decrease) increase in cash and cash equivalents	(9)	(840)	831		47	231	(184)
Cash and cash equivalents at beginning of period	622	1,406	(784)		566	335	231
Cash and cash equivalents at end of period	613	566	47		613	566	47

Other information
Free cash flow per share (3)	$1.07	$1.01	$0.06		$3.54	$3.46	$0.08
Annualized cash flow yield (3)	6.5%	6.1%	0.4	pts	6.5%	6.1%	0.4	pts

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Net earnings	2,730	542	791	814	583	2,718	594	703	707	714
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	446	152	46	24	224	216	58	66	54	38
Depreciation and amortization	3,420	867	860	854	839	3,452	852	855	879	866
Post-employment benefit plans cost	391	96	96	96	103	377	93	91	94	99
Net interest expense	900	223	225	229	223	921	236	225	226	234
(Gains) losses on investments	(72)	1	19	(94)	2	(10)	6	-	(4)	(12)
Income taxes	924	188	271	290	175	929	221	241	236	231
Contributions to post-employment benefit plans	(566)	(317)	(76)	(92)	(81)	(683)	(428)	(82)	(85)	(88)
Payments under other post-employment benefit plans	(75)	(19)	(18)	(18)	(20)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(190)	(44)	(45)	(52)	(49)	(190)	(44)	(40)	(38)	(68)
Interest paid	(911)	(229)	(225)	(230)	(227)	(907)	(233)	(214)	(231)	(229)
Income taxes paid (net of refunds)	(672)	(154)	(66)	(119)	(333)	(743)	(180)	(92)	(110)	(361)
Acquisition and other costs paid	(292)	(159)	(33)	(48)	(52)	(131)	(68)	(33)	(16)	(14)
Net change in operating assets and liabilities	241	363	33	187	(342)	365	439	180	156	(410)
Cash flows from operating activities	6,274	1,510	1,878	1,841	1,045	6,241	1,527	1,882	1,850	982
Bell Aliant dividends paid to BCE	-	-	-	-	-	95	-	47	48	-
Capital expenditures	(3,626)	(958)	(927)	(914)	(827)	(3,717)	(1,076)	(975)	(937)	(729)
Cash dividends paid on preferred shares	(150)	(37)	(37)	(37)	(39)	(134)	(40)	(31)	(31)	(32)
Cash dividends paid by subsidiaries to non-controlling interest	(41)	(8)	(26)	(7)	-	(145)	(1)	(69)	(68)	(7)
Acquisition and other costs paid	292	159	33	48	52	131	68	33	16	14
Voluntary defined benefit pension plan contribution	250	250	-	-	-	350	350	-	-	-
Bell Aliant Free Cash Flow	-	-	-	-	-	(77)	5	(53)	(63)	34
Free Cash Flow	2,999	916	921	931	231	2,744	833	834	815	262
Bell Aliant free cash flow, excluding dividends paid	-	-	-	-	-	(18)	(5)	6	15	(34)
Business acquisitions	(311)	(25)	(2)	(284)	-	(18)	(8)	(10)	-	-
Acquisition and other costs paid	(292)	(159)	(33)	(48)	(52)	(131)	(68)	(33)	(16)	(14)
Voluntary defined benefit pension plan contribution	(250)	(250)	-	-	-	(350)	(350)	-	-	-
Business dispositions	409	-	2	407	-	720	(4)	186	-	538
Acquisition of spectrum licences	(535)	(1)	(5)	(429)	(100)	(566)	-	-	(453)	(113)
Other investing activities	(51)	(36)	(13)	(7)	5	11	13	1	2	(5)
Increase (decrease) in notes payable and bank advances	76	(596)	555	(574)	691	469	(132)	443	(443)	601
Increase (reduction) in securitized trade receivables	10	-	(305)	315	-	-	-	-	-	-
Issue of long-term debt	1,498	996	-	-	502	1,428	2	1,243	150	33
Repayment of long-term debt	(2,084)	(1,107)	(108)	(723)	(146)	(1,113)	(445)	(117)	(136)	(415)
Privatization of Bell Aliant	-	-	-	-	-	(989)	(185)	(804)	-	-
Issue of common shares	952	888	7	19	38	49	6	2	9	32
Common shares issuance cost	(35)	(35)	-	-	-	-	-	-	-	-
Repurchase of shares for settlement of share-based payments	(138)	(41)	(11)	(13)	(73)	(83)	(10)	(8)	(31)	(34)
Cash dividends paid on common shares	(2,169)	(552)	(551)	(547)	(519)	(1,893)	(481)	(480)	(480)	(452)
Other financing activities	(32)	(7)	(4)	(3)	(18)	(29)	(6)	(7)	(2)	(14)
	(2,952)	(925)	(468)	(1,887)	328	(2,513)	(1,673)	422	(1,385)	123
Net increase (decrease) in cash and cash equivalents	47	(9)	453	(956)	559	231	(840)	1,256	(570)	385
Cash and cash equivalents at beginning of period	566	622	169	1,125	566	335	1,406	150	720	335
Cash and cash equivalents at end of period	613	613	622	169	1,125	566	566	1,406	150	720

Other information
Free cash flow per share	$3.54	$1.07	$1.09	$1.11	$0.27	$3.46	$1.01	$1.06	$1.05	$0.34
Annualized cash flow yield	6.5%	6.5%	6.3%	6.3%	6.0%	6.1%	6.1%	6.5%	6.6%	7.0%

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 13

Accompanying Notes

Beginning January 1, 2015, we report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

(1)	Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; and Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014 and up to, and including, June 30, 2015, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

(2)	On October 31, 2014, BCE completed the acquisition of all the issued and outstanding shares of Bell Aliant that it did not already own, therefore eliminating the 55.9% ownership interest held by non-controlling interest. Beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes.

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, Adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

BCE Supplementary Financial Information - Fourth Quarter 2015 Page 14

Accompanying Notes

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

Free Cash Flow, Free Cash Flow per share and Annualized Cash Flow Yield

The terms Free Cash Flow, Free Cash Flow per share and Annualized Cash Flow Yield do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as follows:

Free Cash Flow
Average number of common shares outstanding

We define Annualized Cash Flow Yield as follows:

Trailing 12-month Free Cash Flow
Number of common shares outstanding at end of period multiplied by share price at end of period

We consider Free Cash Flow, Free Cash Flow per share and Annualized Cash Flow Yield to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow, Free Cash Flow per share and Annualized Cash Flow Yield to evaluate the financial strength and performance of our businesses.

For Free Cash Flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net Debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

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Accompanying Notes

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage.

Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net Debt Leverage Ratio

The Net Debt Leverage Ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the Net Debt Leverage Ratio as a measure of financial leverage.

The Net Debt Leverage Ratio represents Net Debt divided by Adjusted EBITDA. For the purposes of calculating our Net Debt Leverage Ratio, Adjusted EBITDA is twelve-month trailing Adjusted EBITDA.

Adjusted EBITDA to Net Interest Expense Ratio

The Ratio of Adjusted EBITDA to Net Interest Expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the Adjusted EBITDA to Net Interest Expense Ratio as a measure of financial health of the company.

Adjusted EBITDA to net interest expense represents Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to Net Interest Expense Ratio, Adjusted EBITDA is twelve-month trailing Adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements.

(4)	Key Performance Indicators (KPIs)

In addition to the Non-Gaap Financial Measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

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